

Mailstop 3233

April 3, 2017

Via E-mail
Mr. Scott A. Estes
Chief Financial Officer
Welltower Inc.
4500 Dorr Street
Toledo, Ohio 43615

> **Re:** **Welltower Inc.**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed February 22, 2017**
> **File No. 001-08923**
>
> **Form 8-K**
> **Filed February 22, 2017**
> **File No. 001-08923**

Dear Mr. Estes:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2016

Item 1. Business, page 2

1. We note from your disclosures that your relationships with Genesis, Sunrise, and Revera, by virtue of its status as an affiliate of Sunrise, each accounted for ten percent or more of your total revenues in either fiscal year ended December 31, 2016 or December 31, 2015. Please tell us and revise your disclosure in future Exchange Act reports to fully describe your relationships with Genesis, Sunrise, and Revera, including any equity ownership in, real estate loans issued to, or joint ventures entered into with such entities. Please refer to Item 101(c)(1)(vii) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Performance Indicators, Trends and Uncertainties, page 43

2.   We note your presentation of net debt to book capitalization ratio, net debt to undepreciated book capitalization ratio, and net debt to market capitalization ratio. Please revise future filings to include a reconciliation of the inputs into these ratios. Please refer to Item 10(e) of Regulation S-K.

Non-GAAP Financial Measures

NOI Reconciliation, page 59

3.   In future filings, please revise your NOI reconciliation to comply with Item 10(e)(1)(i)(B) of Regulation S-K which requires a reconciliation of non-GAAP financial measures disclosed or released with the most directly comparable GAAP measure (i.e. net income). Further, your reconciliation should begin with the GAAP measure, so the non-GAAP measures do not receive undue prominence. Please refer to Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. This comment should also be applied to your presentation of NOI within your supplemental information.

Notes to Consolidated Financial Statements

General

4.   Based on news reports, it appears you acquired an equity interest in Sunrise Senior Living during 2014. In addition, based on your DEF 14A filed March 24, 2017, it appears that your CEO is on the board of Benchmark Senior Living. Please clarify for us if you determined that Sunrise and Benchmark are related parties and tell us how you made that determination. To the extent you determined that Sunrise and Benchmark are related parties, please tell us how you have complied with the financial statement presentation requirements of Item 4-08(k) of Regulation S-X and the disclosure requirements of ASC 850-10-50.

17. Segment Reporting, page 92

5.   We note you present three reportable segments in your financial statement footnotes. We further note you have presented information for four divisions in your Form 8-K filed February 22, 2017. Please clarify for us if you have three or four reportable segments and tell us how you made this determination. Please refer to ASC 280.

Form 8-K filed February 22, 2017

Exhibit 99.1

FFO Reconciliation, page 10

6.   In arriving at Funds from operations-NAREIT, you start with net income (loss) attributable to common stockholders and make an adjustment for noncontrolling interests. As a result, it appears Funds from operations - NAREIT and ultimately Normalized FFO, are attributable to common stockholders. Please clarify and/or revise the labeling of your non-GAAP financial measures in future earnings releases.

SSNOI and REVPOR Reconciliations, page 11

7.   We note the pro rata adjustments line item to arrive at pro rata NOI and SHO pro rata revenues and the adjustments line item to arrive at SHO same store revenues. Please revise in future filings to provided disaggregated information for these adjustments. This comment also applies to the presentation on page 27 of exhibit 99.2.

Exhibit 99.2

Debt Maturities and Principal Payments, page 23

8.   We note your presentation of pro rata secured debt. Please revise future filings to provide the components of your pro rata secured debt.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or the undersigned at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or Coy Garrison, Special Counsel, at (202) 551-3466 with any other questions.

                                        Sincerely,

                                        /s/ Jennifer Monick

                                        Jennifer Monick
                                        Assistant Chief Accountant
                                        Office of Real Estate and
                                        Commodities